SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)

                               Moore Products Co.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   615836-10-3
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement:  [  ]

                                PAGE 1 OF 9 PAGES


CUSIP NO.         615836-10-3                                 PAGE 2 OF 9 PAGES


(1)      NAME OF REPORTING PERSON                             Frances O. Moore
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A              (a)      [ ]
         MEMBER OF A GROUP*                          (b)      [X]

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE                                 United States
         OF ORGANIZATION

 NUMBER OF                 (5)      SOLE VOTING                     0
  SHARES                            POWER
BENEFICIALLY
  OWNED BY                 (6)      SHARED VOTING             326,854
    EACH                            POWER
 REPORTING
  PERSON                   (7)      SOLE                            0
   WITH                             DISPOSITIVE
                                    POWER

                           (8)      SHARED                    326,854
                                    DISPOSITIVE
                                    POWER

(9)      AGGREGATE AMOUNT BENEFICIALLY                        326,854
         OWNED BY EACH REPORTING PERSON

(10)     CHECK BOX IF THE AGGREGATE AMOUNT                    [ ]
         IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)     PERCENT OF CLASS REPRESENTED                         12.3%
         BY AMOUNT IN ROW (9)

(12)     TYPE OF REPORTING PERSON*                            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.         615836-10-3                                 PAGE 3 OF 9 PAGES


(1)      NAME OF REPORTING PERSON                             Thomas C. Moore
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A              (a)      [ ]
         MEMBER OF A GROUP*                          (b)      [X]

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE                                 United States
         OF ORGANIZATION

 NUMBER OF                 (5)      SOLE VOTING                32,492
  SHARES                            POWER
BENEFICIALLY
  OWNED BY                 (6)      SHARED VOTING             313,000
    EACH                            POWER
 REPORTING
  PERSON                   (7)      SOLE                       32,492
   WITH                             DISPOSITIVE
                                    POWER

                           (8)     SHARED                     313,000
                                   DISPOSITIVE
                                   POWER

(9)      AGGREGATE AMOUNT BENEFICIALLY                        345,492
         OWNED BY EACH REPORTING PERSON

(10)     CHECK BOX IF THE AGGREGATE AMOUNT                    [ ]
         IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)     PERCENT OF CLASS REPRESENTED                         13.4%
         BY AMOUNT IN ROW (9)

(12)     TYPE OF REPORTING PERSON*                            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         615836-10-3                                PAGE 4 OF 9 PAGES



(1)      NAME OF REPORTING PERSON                             James O. Moore
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A              (a)      [ ]
         MEMBER OF A GROUP*                          (b)      [X]

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE                        United States
         OF ORGANIZATION

 NUMBER OF                 (5)      SOLE VOTING                37,333
  SHARES                            POWER
BENEFICIALLY
  OWNED BY                 (6)      SHARED VOTING             313,000
    EACH                            POWER
 REPORTING
  PERSON                   (7)      SOLE                       37,333
   WITH                             DISPOSITIVE
                                    POWER

                           (8)      SHARED                    313,000
                                    DISPOSITIVE
                                    POWER

(9)      AGGREGATE AMOUNT BENEFICIALLY                        352,133
         OWNED BY EACH REPORTING PERSON

(10)     CHECK BOX IF THE AGGREGATE AMOUNT                    [ ]
         IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)     PERCENT OF CLASS REPRESENTED                         13.6%
         BY AMOUNT IN ROW (9)

(12)     TYPE OF REPORTING PERSON*                            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         615836-10-3                                PAGE 5 OF 9 PAGES


(1)      NAME OF REPORTING PERSON                             William B. Moore
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A              (a)      [ ]
         MEMBER OF A GROUP*                          (b)      [X]

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE                        United States
         OF ORGANIZATION

 NUMBER OF                 (5)      SOLE VOTING                44,793
  SHARES                            POWER
BENEFICIALLY
  OWNED BY                 (6)      SHARED VOTING             313,000
    EACH                            POWER
 REPORTING
  PERSON                   (7)      SOLE                       44,793
   WITH                             DISPOSITIVE
                                    POWER

                           (8)      SHARED                    313,000
                                    DISPOSITIVE
                                    POWER

(9)      AGGREGATE AMOUNT BENEFICIALLY                        365,293
         OWNED BY EACH REPORTING PERSON

(10)     CHECK BOX IF THE AGGREGATE AMOUNT                    [ ]
         IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)     PERCENT OF CLASS REPRESENTED                         14.1%
         BY AMOUNT IN ROW (9)

(12)     TYPE OF REPORTING PERSON*                            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



                                                             PAGE 6 OF 9 PAGES


AMENDMENT NO. 22 TO SCHEDULE 13G OF FRANCES O. MOORE, THOMAS C. MOORE, JAMES O. MOORE, AND WILLIAM B. MOORE


RE:   COMMON STOCK OF MOORE PRODUCTS CO.

ITEM 4.           OWNERSHIP:  (AS OF DECEMBER 31, 1996)


                  OWNERSHIP:  FRANCES O. MOORE

                  (a)    AMOUNT BENEFICIALLY OWNED            326,854(1) SHARES

                  (b)    PERCENT OF CLASS:                      12.3%

                  (c)    NUMBER OF SHARES AS TO WHICH
                         SUCH PERSON HAS:

                        (i)     SOLE POWER TO VOTE OR               0
                                DIRECT THE VOTE:

                        (ii)    SHARED POWER TO VOTE          326,854
                                OR DIRECT THE VOTE:

                        (iii)   SOLE POWER TO DISPOSE               0
                                OR DIRECT THE
                                DISPOSITION OF:

                        (iv)    SHARED POWER TO DISPOSE       326,854
                                OR DIRECT THE
                                DISPOSITION OF:


                           (1) Gives effect to the conversion of 172,890 shares of Preferred stock into Common stock at the rate of
                           2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

                                                             PAGE 7 OF 9 PAGES

                  OWNERSHIP:  THOMAS C. MOORE

                  (a)    AMOUNT BENEFICIALLY OWNED:           345,492(2) SHARES

                  (b)    PERCENT OF CLASS:                      13.4%

                  (c)    NUMBER OF SHARES AS TO WHICH
                         SUCH PERSON HAS:

                        (i)     SOLE POWER TO VOTE OR          32,492
                                DIRECT THE VOTE:

                        (ii)    SHARED POWER TO VOTE          313,000
                                OR DIRECT THE VOTE:

                        (iii)   SOLE POWER TO DISPOSE          32,492
                                OR DIRECT THE
                                DISPOSITION OF:

                        (iv)    SHARED POWER TO DISPOSE       313,000
                                OR DIRECT THE
                                DISPOSITION OF:


                           (2) Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of
                           2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

                  OWNERSHIP:  JAMES O. MOORE

                  (a)    AMOUNT BENEFICIALLY OWNED:        352,133(3) SHARES

                  (b)   PERCENT OF CLASS:                      13.6%

                  (c)   NUMBER OF SHARES AS TO WHICH
                        SUCH PERSON HAS:

                        (i)     SOLE POWER TO VOTE OR          37,333
                                DIRECT THE VOTE:

                        (ii)    SHARED POWER TO VOTE          313,000
                                OR DIRECT THE VOTE:

                                                             PAGE 8 OF 9 PAGES


                        (iii)   SOLE POWER TO DISPOSE          37,333
                                OR DIRECT THE
                                DISPOSITION OF:

                        (iv)    SHARED POWER TO DISPOSE       313,000
                                OR DIRECT THE
                                DISPOSITION OF:


                           (3) Includes 1,800 shares which may be acquired within 60 days upon exercise of stock options. Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of 2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.


                  OWNERSHIP:  WILLIAM B. MOORE

                  (a)    AMOUNT BENEFICIALLY OWNED:        365,293(4) SHARES

                  (b)    PERCENT OF CLASS:                      14.1%

                  (c)    NUMBER OF SHARES AS TO WHICH
                         SUCH PERSON HAS:

                        (i)     SOLE POWER TO VOTE OR          44,793
                                DIRECT THE VOTE:

                        (ii)    SHARED POWER TO VOTE          313,000
                                OR DIRECT THE VOTE:

                        (iii)   SOLE POWER TO DISPOSE          44,793
                                OR DIRECT THE
                                DISPOSITION OF:

                        (iv)    SHARED POWER TO DISPOSE       313,000
                                OR DIRECT THE
                                DISPOSITION OF:


                           (4) Includes 7,500 shares which may be acquired within 60 days upon exercise of stock options. Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of 2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

                                                            PAGE 9 OF 9 PAGES


SIGNATURE


EACH OF THE UNDERSIGNED CERTIFIES THAT, AFTER REASONABLE INQUIRY AND TO THE BEST OF THEIR KNOWLEDGE AND BELIEF THE INFORMATION CONCERNING THEM SET FORTH IN AMENDMENT NO. 22 TO THE SCHEDULE 13G IS TRUE, COMPLETE AND CORRECT.


DATE:    FEBRUARY 4, 1997

MOORE PRODUCTS CO.

BY:   /s/   Frances O. Moore
    ----------------------------------

BY:   /s/   Thomas C. Moore
    ----------------------------------

BY:   /s/   James O. Moore
    ----------------------------------

BY:   /s/   William B. Moore
    ----------------------------------